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                              June 24, 2022

       Patrick Orlando
       Chief Executive Officer
       Benessere Capital Acquisition Corp.
       78 SW 7th Street, Unit 800
       Miami, FL 33130

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 8, 2022
                                                            File No. 001-39836

       Dear Mr. Orlando:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 8, 2022

       General

   1. We note disclosure on page 58 of the Form S-4/A filed May 16, 2022 by BCAC Holdings
                                                        Inc. indicating that
you are not aware of any material regulatory approvals or actions that are required for the
Business Combination other than relating to the HSR Act. With a view toward disclosure,
please tell us whether your sponsor is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government
 Patrick Orlando
Benessere Capital Acquisition Corp.
June 24, 2022
Page 2
      review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2.    We note your page 21 disclosure regarding an SEC investigation and
Section 8(e) order.
      We also note statements on pages 1 and 23 indicating failure to approve the extension presents a significant risk to your ability to complete the business combination. Although you disclose that the investigation may result in penalties or delay, or that it may
         materially impede    the consummation of the business combination,
please revise to also
      provide clear, prominent disclosure that it could result in failure to consummate the business combination and the company being forced to liquidate. Include disclosure of the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                           Sincerely,
FirstName LastNamePatrick Orlando
                                                           Division of
Corporation Finance
Comapany NameBenessere Capital Acquisition Corp.
                                                           Office of Real
Estate & Construction
June 24, 2022 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName